FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

2015 Third Quarter Results

Positive Free Cash Flow in more challenging market conditions

Next step in our Transformation Plan

Q3: Positive Operating Income1 and Free Cash Flow1

•	Revenue at $470m, stable sequentially

•	Group Operating Income[1] at $4m and EBIT[1] at $15m

•	Contractual Data Acquisition[2]: reduced marine losses

•	Equipment: a 5% margin in low volumes

•	GGR: solid operational margin at 21%

•	EBITDAs[1] at $122m and Cash Capex down 51% y-o-y, at $98m

•	Net income at $(1,074)m after $(1,015)m impairment and non-recurring charges

•	Q3 Free Cash Flow[1] at $22m and Year-To-Date FCF[1] at $(61)m

•	Group Liquidity at $440m by September-end

•	September-end Net Debt/EBITDAs ratio at 3.25x and covenant holiday by December-end 2015

Next step: Focus on high added-value businesses

Fleet reduction to 5 operated vessels mainly dedicated to Multi-Client

•	GGR to represent above 60% and Contractual Data Acquisition[2] below 15% of future Group revenue

•	Marine fleet to be reduced to 5 vessels by Q2 2016; 2/3 dedicated to multi-client programs. 3 vessels already cold-stacked by October-end

•	Reduction of 930 positions[3] worldwide and across the Group

•	$950m non-cash one-off costs booked in Q3 corresponding mainly to goodwill impairment

•	$200m forward cash costs to be booked and to be spent mostly in Q2-Q3 2016

•	Financing of the Group transformation through disposal of non-core assets and equity offering or sale of a minority interest

[1]	Figures before Non-Recurring Charges related to the Transformation Plan
[2]	New reporting scheme (Ref. Appendix)
[3]	Plan subject to agreement with employee representatives

PARIS, France – November 5th 2015 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience, announced today its non-audited 2015 third quarter results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“In a very challenging market, our good cash performance this quarter is the result of the cost and capex reduction measures taken since the end of 2013 in the context of our Transformation Plan which aims at transforming CGG from a seismic acquisition company into an integrated geoscience company.

Anticipating market conditions that continue to deteriorate in Q4 and that could remain at such levels for longer, we intend to strengthen this strategy which has been implemented over the last two years. This new major step in our transformation will mainly translate into the resizing of our marine fleet to five vessels, two thirds of their capacity being dedicated to multi-client programs. Looking forward, this action will allow our contractual data acquisition activity to represent less than 15% of our consolidated revenue, thereby reducing the Group’s exposure to this cyclical, highly competitive and high capital-intensive business. This adjustment of our fleet and the cost-reduction measures will result in the cut of around 13% of job positions worldwide. This new phase in our Transformation Plan is being submitted for the approval of our employee representatives to be implemented during the first half of 2016. It triggers $950 million non-cash costs already booked in our Q3 accounts and around $200 million cash costs to be booked in the future.

We plan to finance the Group needs, notably related to the Transformation Plan, through disposal of non-core assets and equity offering or sale of a minority interest.

This new phase will allow us to build a rebalanced company supported by our unique positions in Equipment, in Multi-Client, in Imaging and Reservoir and by our technology expertise in Data Acquisition. CGG should remain resilient all along the downturn of the cycle to become strongly cash-generative when the market bounces back.”

Post-closing event

CGG sold its Canadian onshore Multi-Client Library, on October 31, 2015.

Third quarter 2015 results:

•	Revenue at $470m, stable sequentially

•	Operating income, before Non-Recurring Charges (NRC), at $4m

•	Group EBIT, before NRC, at $15m with positive contribution from Equity Income mainly driven by the SBGS Joint-Venture

•	EBITDA at $122m, and positive Free Cash Flow before NRC at $22m

•	Following the strong deterioration of market conditions and the reduction in CGG’s fleet, assets impairment & write-off and Non-Recurring Charges of $1,015m booked in Q3:

•	$500m split between $365m of Marine goodwill impairment and $135m of additional impairments, mainly vessels related

•	$450m write-off mainly related to non-allocated GGR goodwill

•	$48m depreciation of our deferred tax assets on past losses

•	$17m other restructuring costs, mainly related to redundancies

•	Net Income at $(1,074)m after NRC

•	Backlog at $821m as of October1st, 2015. As of today, marine fleet coverage is at 92% in Q4 2015. Indicator no longer relevant in 2016, as the fleet will be mainly dedicated to Multi-Client activity

•	Decision to implement in Q3 a New Segment Reporting

•	New segmentation with no impact at consolidated level

•	Creation of a new segment “Non-Operated Resources” sheltering marine idle assets and Group restructuring costs

•	GGR segment now includes Marine capital employed dedicated to Multi-Client activity

•	Data Acquisition segment now strictly limited to contractual revenues

Third Quarter 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015
Group Revenue	694	473	470
Equipment	180	107	103
Contractual Data Acquisition	235	130	152
Geology, Geophysics & Reservoir (GGR)	305	257	227
Eliminations	(26)	(21)	(12)
Group EBITDAS	208	112	122
Equipment	42	17	15
Contractual Data Acquisition	26	(24)	11
GGR	176	136	113
Non-Operated Resources	0	0	0
Corporate costs & Eliminations	(36)	(17)	(17)
Group EBITDAS margin	30.0%	23.6%	26.0%
Operating Income	51	(25)	4
Equipment	29	7	5
Contractual Data Acquisition	(11)	(57)	(24)
GGR	71	51	47
Non-Operated Resources	(4)	(6)	(5)
Corporate costs & Eliminations	(34)	(20)	(19)
Group Opinc margin	7.3%	(5.2)%	0.9%
Group EBIT	40	(9)	15
Equipment	29	7	5
Contractual Data Acquisition	(20)	(41)	(13)
GGR	69	51	47
Non-Operated Resources	(4)	(6)	(5)
Corporate costs & Eliminations	(34)	(20)	(19)
Group EBIT margin	5.8%	(1.9)%	3.2%
Cash Flow from Operations	156	101	145
Net Financial Costs	(50)	(46)	(50)
thereof Cash component	(17)	(49)	(26)
Free Cash Flow	(63)	(64)	22

Third Quarter 2015 Key Figures

After Non-Recurring Charges (NRC)

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015
Group EBITDAS	201	106	107
Operating Income	(14)	(30)	(963)
Group EBIT	(24)	(14)	(952)
Net Financial Costs	(50)	(46)	(50)
Total Income Taxes	(43)	(1)	(72)
Including Deferred Tax on Currency Translation	(9)	0.5	(1)
Net Income	(116)	(61)	(1,074)
Non-recurring charges	(64)	(5)	(967)
Cash Flow from Operations	136	80	120
Free Cash Flow	(83)	(85)	(3)
Net Debt	2,579	2,497	2,538
Capital Employed	5,983	5,185	4,148

Year-to-Date 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	YTD 14	YTD 15
Group Revenue	2,189	1,512
Equipment	583	335
Contractual Data Acquisition	847	501
Geology, Geophysics & Reservoir (GGR)	894	723
Eliminations	(135)	(47)
Group EBITDAS	591	379
Equipment	143	57
Contractual Data Acquisition	92	5
GGR	486	369
Non-Operated Resources	0	0
Corporate costs & Eliminations	(130)	(52)
Group EBITDAS margin	27.0%	25.1%
Operating Income	131	(2)
Equipment	109	26
Contractual Data Acquisition	(19)	(103)
GGR	189	145
Non-Operated Resources	(13)	(14)
Corporate costs & Eliminations	(135)	(56)
Group Opinc margin	6.0%	(0.1)%
Group EBIT	91	25
Equipment	109	26
Contractual Data Acquisition	(56)	(76)
GGR	186	145
Non-Operated Resources	(13)	(14)
Corporate costs & Eliminations	(135)	(56)
Group EBIT margin	4.2%	1.7%
Cash Flow from Operations	543	362
Net Financial Costs	(146)	(143)
thereof Cash component	(68)	(101)
Free Cash Flow	(267)	(61)

Year-to-Date 2015 Key Figures

After Non-Recurring Charges (NRC)

In million $	YTD 14	YTD 15
Group EBITDAS	487	342
Operating Income	(165)	(992)
Group EBIT	(205)	(965)
Net Financial Costs	(204)	(143)
Total Income Taxes	(71)	(82)
Including Deferred Tax on Currency Translation	(13)	(2)
Net Income	(480)	(1,190)
Non-recurring charges	(296)	(990)
Cash Flow from Operations	517	290
Free Cash Flow	(293)	(133)
Net Debt	2,579	2,538
Capital Employed	5,983	4,148

Third Quarter 2015 Financial Results by Operating Segment and before non-recurring charges

Equipment

Equipment	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation Quarter-to- quarter
In million $
Total Revenue	180	107	103	(43)%	(4)%
External Revenue	167	97	96	(43%)	(1)%
EBITDAs	42	17	15	(63)%	(9)%
Margin	23.0%	15.9%	15.0%	(800) bps	(90)bps
Operating Income	29	7	5	(83)%	(27)%
Margin	16.2%	6.3%	4.8%	(1,140) bps	(150)bps
EBIT	29	7	5	(83)%	(27)%
Capital Employed (in billion $)	0.8	0.7	0.7	NA	NA

Equipment Total Revenue was $103 million, down 43% compared to the third quarter of 2014 and 4% sequentially. Marine equipment sales were still impacted by low volumes in a weak marine market. Land sales benefited from partial deliveries to our Middle East clients.

Marine equipment sales represented 28% of total sales, compared to 24% in the second quarter of 2015. Internal sales have slightly decreased sequentially, representing only 7% of total sales this quarter compared to 9% in the second quarter of 2015. External sales were $96 million, stable compared to the second quarter of 2015.

Equipment EBITDAs was $15 million, a margin of 15.0%.

Equipment Operating Income was $5 million, a margin of 4.8% thanks to strong and continuing cost reduction measures.

Equipment Capital Employed was $0.7 billion at the end of September 2015.

Contractual Data Acquisition

Contractual Data Acquisition	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Total Revenue	235	130	152	(35)%	17%
Total Marine Acquisition	175	86	110	(37)%	29%
Total Land and Multi-Physics Acquisition	60	44	42	(30)%	(5)%
EBITDAs	26	(24)	11	(60)%	144%
Margin	11.1%	(18.3%)	6.9%	(420) bps	2,520 bps
Operating Income	(11)	(57)	(24)	(111)%	58%
Margin	(4.8%)	(43.4%)	(15.6%)	(1,080) bps	2,780 bps
EBIT	(20)	(41)	(13)	35%	68%
Margin	(8.5%)	(31.6%)	(8.5%)	0 bp	2,310 bps
Capital Employed (in billion $)	1.5	1.3	0.8	NA	NA

Contractual Data Acquisition Total Revenue was $152 million, down 35% year-on-year and up 17% sequentially.

•	Contractual Marine Acquisition revenue was $110 million, down 37% year-on-year and up 29% sequentially. The vessel availability rate was 84%. This compares to a 74% availability rate in the second quarter of 2015 and a 92% rate in the third quarter of 2014. Our vessel production rate was at 92% compared to a 92% production rate in the third quarter of 2014 and 94% in the second quarter of 2015.

•	Land and Multi-Physics Acquisition revenue was $42 million, down 30% year-on-year and 5% sequentially. The restructuring measures implemented over the last two years led to a positive financial performance of our Land activity.

Contractual Data Acquisition EBITDAs was $11 million, a margin of 6.9%.

Contractual Data Acquisition Operating Income was $(24) million. The higher availability rate and our cost reduction program enabled us to significantly reduce the marine negative contribution this quarter.

Contractual Data Acquisition EBIT was $(13) million. Positive contribution from Investments in Equity can be mainly explained by the positive contributions from the Seabed Geosolutions and Argas JVs.

Contractual Data Acquisition EBIT after NRC includes $(505) million of non-recurring items linked to the Transformation Plan.

Contractual Data Acquisition Capital Employed was $0.8 billion at the end of September 2015.

Geology, Geophysics & Reservoir (GGR)

GGR	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
Total Revenue	305	257	227	(26)%	(12)%
Multi-client	133	120	84	(37)%	(30)%
Prefunding	104	83	57	(46)%	(32)%
Subsurface Imaging & Reservoir	172	137	143	(17)%	4%
EBITDAs	176	136	113	(36)%	(17)%
Margin	57.9%	52.8%	49.8%	(810) bps	(300) bps
Operating Income	71	51	47	(34)%	(9)%
Margin	23.2%	19.9%	20.5%	(270) bps	60 bps
EBIT	69	51	47	(34)%	(10)%
Margin	22.7%	19.9%	20.5%	(220) bps	60 bps
Capital Employed (in billion $)	3.8	3.3	2.6	NA	NA

GGR Total Revenue was $227 million, down 26% year-on-year and 12% sequentially.

•	Multi-client revenue was $84 million, down 37% year-on-year and 30% sequentially. 33% of the fleet was dedicated to multi-client programs compared to 44% in Q3 2014 and 42% in Q2 2015.

•	Prefunding revenue was $57 million, down 46% year-on-year and 32% sequentially. Multi-client cash capex was at $68 million, down 55% year-on-year and 14% sequentially. The cash prefunding rate was at 83% versus 106% in Q2 2015 and 69% in Q3 2014.

•	After-sales revenue was $27 million, down 5% year-on-year and 25% sequentially.

•	Subsurface Imaging & Reservoir revenue was $143 million, down 17% year-on-year and up 4% sequentially. Some delays in Capex spending were still impacting Subsurface Imaging and Reservoir revenues but Geosoftware benefited from some good Geovation sales.

GGR EBITDAs was $113 million, a 49.8% margin.

GGR Operating Income was $47 million, a 20.5% margin. The multi-client depreciation rate totaled 61%, leading to a library Net Book Value of $1,042 million at the end of September; split 12% onshore and 88% offshore.

GGR EBIT was $47 million, a 20.5% margin.

GGR EBIT after NRC includes $(456) million of non-recurring items linked to the Transformation Plan.

GGR Capital Employed was $2.6 billion at the end of September 2015.

Non-Operated Resources

Non-Operated Resources	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
In million $
EBITDAs	0	0	0	NA	NA
Operating Income	(4)	(6)	(5)	(21)%	27%
EBIT	(4)	(6)	(5)	(21)%	27%
Capital Employed (in billion $)	(0.1)	(0.1)	0.0	NA	NA

The Non-Operated Resources Segment comprises the costs of the non-operated Marine assets as well as the transformation costs. The capital employed of this segment includes the non-operated Marine assets and the provisions related to the Group Transformation Plan.

Non-Operated Resources EBITDAs was nil.

Non-Operated Resources Operating Income was $(5) million.

Non-Operated Resources EBIT was $(5) million.

Non-Operated Resources EBIT after NRC includes $(6) million of non-recurring items linked to the Transformation Plan.

Non-Operated Resources Capital Employed was nil at the end of September 2015.

Third Quarter 2015 Financial Results

Group Total Revenue was $470 million, down 32% year-on-year and 1% sequentially. This breaks down to 20% from Equipment, 32% from Contractual Data Acquisition and 48% from GGR.

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation quarter- to- quarter
Group Total Revenue	694	473	470	(32)%	(1)%
Equipment	180	107	103	(43)%	(4)%
Contractual Data Acquisition	235	130	152	(35)%	17%
GGR	305	257	227	(26)%	(12)%
Eliminations	(26)	(21)	(12)	NA	NA

Group EBITDAs was $122 million, a margin of 26.0%. After NRC, Group EBITDAs was $107 million.

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation Quarter- to- quarter
Group EBITDAs	208	112	122	(41)%	9%
Margin	30.0%	23.6%	26.0%	(400) bps	240 bps
Equipment	42	17	15	(63)%	(9)%
Contractual Data Acquisition	26	(24)	11	(60)%	144%
GGR	176	136	113	(36)%	(17)%
Non-Operated Resources	0	0	0	NA	NA
Eliminations	(25)	(9)	(8)	NA	NA
Corporate costs	(11)	(8)	(9)	NA	NA
Non-recurring charges (NRC)	(7)	(5)	(15)	NA	NA

Group Operating Income was $4 million, a margin of 0.9%. After NRC, Group Operating Income was $(963) million.

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015	Variation Year-on- year	Variation Quarter- to-quarter
Group Operating Income	51	(25)	4	(92)%	118%
Margin	7.3%	(5.2)%	0.9%	(510) bps	610 bps
Equipment	29	7	5	(83)%	(27)%
Contractual Data Acquisition	(11)	(57)	(24)	(111)%	58%
GGR	71	51	47	(34)%	(9)%
Non-Operated Resources	(4)	(6)	(5)	(21)%	27%
Eliminations	(22)	(13)	(9)	NA	NA
Corporate costs	(12)	(7)	(9)	NA	NA
Non-recurring charges (NRC)	(64)	(5)	(967)	NA	NA

Group EBIT was $15 million, a margin of 3.2%. After NRC, Group EBIT was $(952) million.

Total non-recurring charges were $967 million:

•	$500m split between $365m of marine goodwill impairment and $135m of additional impairments, mainly vessels related

•	$450m write-off related to unallocated goodwill within GGR

•	$17m other restructuring costs, mainly related to redundancies.

Net financial costs were $50 million:

•	Cost of debt was $44 million. The total amount of interest paid during the quarter was $26 million

•	Other financial items were a negative contribution of $6 million.

Other Income Taxes totaled $72 million, including $48m depreciation of our French deferred tax assets on past losses.

Group Net Income was $(1,074) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(1,074) million / €(959) million. EPS was negative at $(6.07) / €(5.41).

Cash Flow

Cash Flow from operations was at $145 million compared to $136 million for the third quarter 2014. After NRC, the cash flow from operations was $120 million.

Global Capex was $98 million, down 16% sequentially and 52% year-on-year.

•	Industrial capex was $22 million, down 19% sequentially and 42% year-on-year

•	Research & Development capex was $8 million

•	Multi-client cash capex was $68 million, down 14% sequentially and 55% year-on-year

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015

Capex	202	117	98
Industrial	39	28	22
R&D	12	10	8
Multi-client Cash	151	79	68
Marine MC	134	74	57
Land MC	18	5	11

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was positive at $22 million compared to $(63) million for the third quarter 2014. After NRC, Free Cash Flow was negative at $(3) million.

Comparison of Third Quarter 2015 with Third Quarter 2014 and Second Quarter 2015

Consolidated Income Statements	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015
In Million $
Euro/dollar exchange rate	1.34	1.10	1.11
Operating Revenue	694	473	470
Equipment	180	107	103
Contractual Data Acquisition	235	130	152
GGR	305	257	227
Eliminations	(26)	(21)	(12)
Gross Margin	123	39	66
Operating Income before NRC	51	(25)	4
Equipment	29	7	5
Contractual Data Acquisition	(11)	(57)	(24)
GGR	71	51	47
Non-Operated Resources	(4)	(6)	(5)
Corporate costs & Eliminations	(34)	(20)	(19)
NRC	(64)	(5)	(967)
Operating Income after NRC	(14)	(30)	(963)
Equity from Investments before NRC	(10)	15	11
EBIT before NRC	40	(9)	15
EBIT after NRC	(24)	(14)	(952)
Net Financial Costs	(50)	(46)	(50)
Other Income Taxes	(33)	(1)	(72)
Deferred Tax on Currency Translation	(9)	0.5	(1)
Net Income	(116)	(61)	(1,074)
Earnings per share in $	(0.67)	(0.35)	(6.07)
Earnings per share in €	(0.50)	(0.32)	(5.41)
EBITDAs before NRC	208	112	122
Equipment	42	17	15
Contractual Data Acquisition	26	(24)	11
GGR	176	136	113
Non-Operated Resources	0	0	0
Corporate costs & Eliminations	(36)	(17)	(17)
NRC	(7)	(5)	(15)
EBITDAs after NRC	201	106	107
Industrial/ R&D Capex (including change in fixed assets payables)	46	36	27
MC Cash Capex	151	79	68

Year-to-Date 2015 Financial Results

Group Total Revenue was $1.512 billion, down 31% compared to 2014 due to weakening market conditions and perimeter effects. This figure breaks down to 20% from Equipment, 32% from Contractual Data Acquisition and 48% from GGR.

In million $	YTD 2014	YTD 2015	Variation
Group Total Revenue	2,189	1,512	(31)%
Equipment	583	335	(43)%
Contractual Data Acquisition	847	501	(41)%
GGR	894	723	(19)%
Eliminations	(135)	(47)	NA

Group EBITDAs was $379 million, down 36% and representing a 25.1% margin. After NRC, Group EBITDAs was $342 million.

In million $	YTD 2014	YTD 2015	Variation

Group EBITDAs	591	379	(36)%
Margin	27.0%	25.1%	(190) bps
Equipment	143	57	(60)%
Contractual Data Acquisition	92	5	(94)%
GGR	486	369	(24)%
Non-Operated Resources	0	0	NA
Eliminations	(90)	(26)	NA
Corporate costs	(40)	(26)	NA
Non-recurring charges	(104)	(37)	NA

Group Operating Income was $(2) million, a margin of (0.1)%. After NRC, Group Operating Income was $(992) million. Market conditions deteriorated over the year with a slowdown in client Capex spending and the postponement of projects.

•	The Operating Income margin for Equipment was at 7.7%. The Equipment segment showed continued resilience to the market downturn and lower volumes thanks to very efficient cost management and manufacturing flexibility.

•	The Operating Income margin for Contractual Data Acquisition was at (20.5)% (excluding NRC), despite a high production rate at 93% and good operational performance. The financial performance of our Contractual Data Acquisition segment was impacted by difficult pricing conditions and a low availability rate in average.

•	The Operating Income margin for GGR was at 20.0% with a solid performance across all the businesses. Multi-Client activity reached $303m with a prefunding rate of 83%. The multi-client depreciation rate totalled 58% leading to a Net Book Value of $1,042 million at the end of September. Subsurface Imaging delivered a good performance notably in North America despite some delays in Clients’ Capex spending.

In million $	YTD 2014	YTD 2015	Variation
Group Operating Income	131	(2)	(102)%
Margin	6.0%	(0.1)%	(610) bps
Equipment	109	26	(76)%
Contractual Data Acquisition	(19)	(103)	(447)%
GGR	189	145	(23)%
Non-Operated Resources	(13)	(14)	(9)%
Eliminations	(92)	(29)	NA
Corporate costs	(44)	(27)	NA
Non-recurring charges	(296)	(990)	NA

Group EBIT was $25 million, down 73%, representing a margin of 1.7%. After NRC, Group EBIT was $(965) million.

Total non-recurring charges were $990 million including:

•	$500m split between $365m of marine goodwill impairment and $135m of additional impairments, mainly vessels related

•	$450m write-off related to unallocated goodwill within GGR

•	$40m other restructuring costs, mainly related to redundancies

Net financial costs were $143 million:

•	Cost of debt was $133 million. The total amount of interest paid was $101 million

•	Other financial items showed a loss of $10 million due to the Forex impact

Other Income Taxes were $80 million, mainly due to $48m depreciation of our French deferred tax assets on past losses.

Group Net Income was $(1,190) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(1,191) million / €(1,063) million. EPS was negative at $(6.73) / €(6.00).

Cash Flow

Cash Flow from operations was $362 million before NRC and $290 million after NRC.

Global Capex was $331 million, down 54% year-on-year.

•	Industrial capex was $84 million, down 57% year-on-year

•	Research & Development capex was $29 million

•	Multi-client cash capex was $218 million. down 55% year-on-year

In million $	YTD 2014	YTD 2015
Capex	721	331
Industrial	196	84
R&D	43	29
Multi-client Cash	482	218
Marine MC	437	197
Land MC	45	22

Free Cash Flow

After the payment of interest expenses and Capex and before Non-Recurring Charges, free cash flow was negative at $(61) million compared to $(267) million for the first nine months of 2014. After NRC, Free Cash Flow was negative at $(133) million.

Balance Sheet

Net Debt to Equity Ratio:

Group gross debt was $2.874 billion at the end of September 2015. Available cash was $336 million and Group net debt was $2.538 billion.

Net debt to shareholders equity ratio, at the end of September 2015, was 164% compared to 90%, at the end of December 2014.

The Group’s Liquidity, corresponding to the sum of the cash balance and the undrawn portion of the revolving credit facilities, amounted to $440m at the end of September 2015.

September-end Net Debt/EBITDAs ratio was at 3.2x and covenant holiday by December-end 2015 negotiated with our lending banks.

Year-to-Date 2015 Comparisons with Year-to-Date 2014

Consolidated Income Statements	YTD 2014	YTD 2015
In Million $
Euro/dollar exchange rate	1.36	1.12
Operating Revenue	2,189	1,512
Equipment	583	335
Contractual Data Acquisition	847	501
GGR	894	723
Eliminations	(135)	(47)
Gross Margin	389	195
Operating Income before NRC	131	(2)
Equipment	109	26
Contractual Data Acquisition	(19)	(103)
GGR	189	145
Non-Operated Resources	(13)	(14)
Corporate costs & Eliminations	(135)	(56)
NRC	(296)	(990)
Operating Income after NRC	(165)	(992)
Equity from Investments before NRC	(40)	27
EBIT before NRC	91	25
EBIT after NRC	(205)	(965)
Net Financial Costs	(204)	(143)
Other Income Taxes	(57)	(80)
Deferred Tax on Currency Translation	(13)	(2)
Net Income	(480)	(1,190)
Earnings per share in $	(2.74)	(6.73)
Earnings per share in €	(2.01)	(6.00)
EBITDAs before NRC	591	379
Equipment	143	57
Contractual Data Acquisition	92	5
GGR	486	369
Non-Operated Resources	0	0
Corporate costs & Eliminations	(130)	(52)
NRC	(104)	(37)
EBITDAs after NRC	487	342
Industrial/ R&D Capex (including change in fixed assets payables)	223	101
MC Cash Capex	482	218

Former reporting format

Q3.14 – Q2 and Q3.15 & Year-To-Date 14-15

Old Reporting - Third Quarter 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Third Quarter 2014	Second Quarter 2015	Third Quarter 2015
Group Revenue	694	473	470
Equipment	180	107	103
Data Acquisition	418	223	225
Geology, Geophysics & Reservoir (GGR)	305	257	227
Eliminations	(209)	(114)	(85)
Group EBITDAS	208	112	122
Equipment	42	17	15
Data Acquisition	72	6	34
GGR	178	138	114
Corp & Eliminations	(84)	(49)	(41)
Group EBITDAS margin	30.0%	23.6%	25.9%
Equipment margin	23.0%	15.9%	15.0%
Data Acquisition margin	17.3%	2.7%	15.3%
GGR margin	58.6%	53.6%	50.5%
Operating Income	51	(25)	4
Equipment	29	7	5
Data Acquisition	0	(55)	(22)
GGR	74	53	48
Corp & Eliminations	(52)	(30)	(27)
Group Opinc margin	7.3%	(5.2)%	0.9%
Equipment margin	16.2%	6.3%	4.8%
Data Acquisition margin	0.1%	(24.6)%	(9.9)%
GGR margin	28.1%	20.7%	21.2%
Group EBIT	40	(9)	15
Equipment	29	7	5
Data Acquisition	(8)	(40)	(12)
GGR	73	53	48
Corp & Eliminations	(54)	(29)	(26)
Group EBIT margin	5.8%	(1.9)%	3.2%
Equipment margin	16.2%	6.3%	4.8%
Data Acquisition margin	(2.0)%	(17.7)%	(5.1)%
GGR margin	24.0%	20.7%	21.2%

Old Reporting - Year-to-Date 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	YTD 2014	YTD 2015
Group Revenue	2,189	1,512
Equipment	583	335
Data Acquisition	1,458	744
Geology, Geophysics & Reservoir (GGR)	894	723
Eliminations	(746)	(290)
Group EBITDAS	591	379
Equipment	143	57
Data Acquisition	248	84
GGR	498	374
Corp & Eliminations	(299)	(136)
Group EBITDAS margin	27.0%	25.0%
Equipment margin	24.6%	17.1%
Data Acquisition margin	17.0%	11.3%
GGR margin	55.6%	51.7%
Operating Income	131	(2)
Equipment	109	26
Data Acquisition	8	(96)
GGR	213	150
Corp & Eliminations	(199)	(82)
Group Opinc margin	6.0%	(0.1)%
Equipment margin	18.7%	7.7%
Data Acquisition margin	0.6%	(12.9)%
GGR margin	23.8%	20.7%
Group EBIT	91	25
Equipment	109	26
Data Acquisition	(17)	(69)
GGR	198	150
Corp & Eliminations	(199)	(82)
Group EBIT margin	4.2%	1.7%
Equipment margin	18.7%	7.7%
Data Acquisition margin	(1.1)%	(9.3)%
GGR margin	22.1%	20.7%

New reporting format

2014 (Q1, Q2, Q3, Q4 and Full Year)

&

2015 (Q1, Q2, Q3)

New Reporting - 2014 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Quarter 2014	Second Quarter 2014	Third Quarter 2014	Fourth Quarter 2014	FY 2014
Group Revenue	806	689	694	906	3,095
Equipment	206	196	180	219	802
Contractual Data Acquisition	358	254	235	210	1,057
Geology, Geophysics & Reservoir (GGR)	290	300	305	489	1,384
Eliminations	(48)	(61)	(26)	(12)	(148)
Group EBITDAS	188	195	208	402	994
Equipment	52	50	42	67	210
Contractual Data Acquisition	28	38	26	3	95
GGR	155	155	176	365	851
Non-Operated Resources	0	0	0	0	0
Corporate costs & Eliminations	(46)	(48)	(36)	(32)	(162)
Group EBITDAS margin	23.4%	28.3%	30.0%	44.4%	32.1%
Equipment margin	25.0%	25.6%	23.0%	30.4%	26.2%
Contractual Data Acquisition margin	7.7%	15.1%	11.1%	1.4%	9.0%
GGR margin	53.4%	51.5%	57.9%	74.6%	61.5%
Operating Income	35	46	51	111	242
Equipment	41	38	29	55	164
Contractual Data Acquisition	(13)	6	(11)	(48)	(67)
GGR	59	59	71	140	328
Non-Operated Resources	(3)	(6)	(4)	(4)	(17)
Corporate costs & Eliminations	(49)	(51)	(34)	(31)	(166)
Group Opinc margin	4.3%	6.7%	7.3%	12.2%	7.8%
Equipment margin	20.0%	19.6%	16.2%	25.3%	20.5%
Contractual Data Acquisition margin	(3.7)%	2.3%	(4.8)%	(23.1)%	(6.4)%
GGR margin	20.5%	19.5%	23.2%	28.5%	23.7%
Group EBIT	18	33	40	69	160
Equipment	41	38	29	55	164
Contractual Data Acquisition	(30)	(6)	(20)	(88)	(144)
GGR	59	58	69	137	323
Non-Operated Resources	(3)	(6)	(4)	(4)	(17)
Corporate costs & Eliminations	(49)	(51)	(34)	(31)	(166)
Group EBIT margin	2.2%	4.7%	5.8%	7.6%	5.2%
Equipment margin	20.0%	19.6%	16.2%	25.3%	20.5%
Contractual Data Acquisition margin	(8.2)%	(2.5)%	(8.5)%	(41.7)%	(13.6)%
GGR margin	20.4%	19.2%	22.7%	28.0%	23.3%

New Reporting - Year-to-Date 2015 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Quarter 2015	Second Quarter 2015	Third Quarter 2015
Group Revenue	570	473	470
Equipment	125	107	103
Contractual Data Acquisition	219	130	152
Geology, Geophysics & Reservoir (GGR)	239	257	227
Eliminations	(13)	(21)	(12)
Group EBITDAS	145	112	122
Equipment	25	17	15
Contractual Data Acquisition	19	(24)	11
GGR	120	136	113
Non-Operated Resources	0	0	0
Corporate costs & Eliminations	(19)	(17)	(17)
Group EBITDAS margin	25.5%	23.6%	26.0%
Equipment margin	19.8%	15.9%	15.0%
Contractual Data Acquisition margin	8.5%	(18.3)%	6.9%
GGR margin	50.3%	52.8%	49.8%
Operating Income	18	(25)	4
Equipment	14	7	5
Contractual Data Acquisition	(23)	(57)	(24)
GGR	47	51	47
Non-Operated Resources	(3)	(6)	(5)
Corporate costs & Eliminations	(17)	(20)	(19)
Group Opinc margin	3.2%	(5.2)%	0.9%
Equipment margin	11.3%	6.3%	4.8%
Contractual Data Acquisition margin	(10.3)%	(24.6)%	(15.6)%
GGR margin	19.7%	20.7%	20.5%
Group EBIT	19	(9)	15
Equipment	14	7	5
Contractual Data Acquisition	(22)	(41)	(13)
GGR	47	51	47
Non-Operated Resources	(3)	(6)	(5)
Corporate costs & Eliminations	(17)	(20)	(19)
Group EBIT margin	3.3%	(1.9)%	3.2%
Equipment margin	11.3%	6.3%	4.8%
Contractual Data Acquisition margin	(9.9)%	(17.7)%	(8.5)%
GGR margin	19.7%	20.7%	20.5%

Other Information

An English language analysts conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts. please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 27 +44(0)20 3427 0503 2054855

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business Segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2015 (unaudited)	December 31, 2014
ASSETS
Cash and cash equivalents	335.4	359.1
Trade accounts and notes receivable, net	689.2	942.5
Inventories and work-in-progress, net	364.4	417.3
Income tax assets	115.1	145.9
Other current assets, net	93.8	126.5
Assets held for sale, net	36.5	38.3
Total current assets	1,634.4	2,029.6
Deferred tax assets	55.7	98.2
Investments and other financial assets, net	160.1	141.8
Investments in companies under equity method	166.0	137.7
Property, plant and equipment, net	947.0	1,238.2
Intangible assets, net	1,415.5	1,373.8
Goodwill, net	1,230.9	2,041.7
Total non-current assets	3,975.2	5,031.4
TOTAL ASSETS	5,609.6	7,061.0
LIABILITIES AND EQUITY
Bank overdrafts	0.9	2.9
Current portion of financial debt	84.6	75.7
Trade accounts and notes payable	294.5	444.2
Accrued payroll costs	161.4	222.5
Income taxes liability payable	37.4	72.2
Advance billings to customers	55.4	54.4
Provisions – current portion	92.2	106.0
Other current liabilities	120.5	231.8
Total current liabilities	846.9	1,209.7
Deferred tax liabilities	189.9	153.8
Provisions – non-current portion	168.5	220.3
Non-current portion of financial debt	2,787.6	2,700.3
Other non-current liabilities	20.5	30.7
Total non-current liabilities	3,166.5	3,105.1
Common stock 279,621,151 shares authorized and 177,065,192 shares with a €0.40 nominal value issued and outstanding at September 30, 2015 and 177,065,192 at December 31, 2014	92.8	92.8
Additional paid-in capital	1,409.7	3,180.4
Retained earnings	1,185.5	562.0
Other reserves	120.4	64.7
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(1,191.4)	(1,154.4)
Cumulative income and expense recognized directly in equity	(7.0)	(7.6)
Cumulative translation adjustment	(37.8)	(24.3)
Equity attributable to owners of CGG SA	1,551.6	2,693.0
Non-controlling interests	44.6	53.2
Total equity	1,596.2	2,746.2
TOTAL LIABILITIES AND EQUITY	5,609.6	7,061.0

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	1,511.9	2,189.2
Other income from ordinary activities	1.1	1.2
Total income from ordinary activities	1,513.0	2,190.4
Cost of operations	(1,318.1)	(1,800.9)
Gross profit	194.9	389.5
Research and development expenses, net	(64.4)	(77.9)
Marketing and selling expenses	(65.0)	(86.4)
General and administrative expenses	(73.4)	(113.9)
Other revenues (expenses), net	(984.1)	(276.4)
Operating income	(992.0)	(165.1)
Expenses related to financial debt	(134.8)	(156.1)
Income provided by cash and cash equivalents	1.4	1.3
Cost of financial debt, net	(133.4)	(154.8)
Other financial income (loss)	(9.5)	(49.2)
Income (loss) of consolidated companies before income taxes	(1,134.9)	(369.1)
Deferred taxes on currency translation	(1.8)	(13.3)
Other income taxes	(80.1)	(57.3)
Total income taxes	(81.9)	(70.6)
Net income (loss) from consolidated companies	(1,216.8)	(439.7)
Share of income (loss) in companies accounted for under equity method	27.0	(39.9)
Net income (loss)	(1,189.8)	(479.6)
Attributable to :
Owners of CGG SA	$(1,191.4)	(485.0)
Owners of CGG SA (1)	€(1,062.7)	(356.1)
Non-controlling interests	$1.6	5.4
Weighted average number of shares outstanding	177,065,192	176,958,659
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	176,958,659
Net income (loss) per share
Basic	$(6.73)	(2.74)
Basic (1)	€(6.00)	(2.01)
Diluted	$(6.73)	(2.74)
Diluted (1)	€(6.00)	(2.01)

(1)	Converted at the average exchange rate of U.S.$1.1211 and U.S.$1.3618 per € for the periods ended September 30, 2015 and 2014, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2015	2014
Operating revenues	469.8	693.9
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	470.1	694.2
Cost of operations	(404.4)	(570.7)
Gross profit	65.7	123.5
Research and development expenses, net	(16.9)	(23.9)
Marketing and selling expenses	(19.2)	(26.7)
General and administrative expenses	(23.4)	(34.7)
Other revenues (expenses), net	(969.3)	(51.9)
Operating income	(963.1)	(13.7)
Expenses related to financial debt	(44.2)	(45.2)
Income provided by cash and cash equivalents	0.4	0.4
Cost of financial debt, net	(43.8)	(44.8)
Other financial income (loss)	(5.9)	(4.8)
Income (loss) of consolidated companies before income taxes	(1,012.8)	(63.3)
Deferred taxes on currency translation	(0.6)	(9.1)
Other income taxes	(71.8)	(33.4)
Total income taxes	(72.4)	(42.5)
Net income (loss) from consolidated companies	(1,085.2)	(105.8)
Share of income (loss) in companies accounted for under equity method	10.8	(10.2)
Net income (loss)	(1,074.4)	(116.0)
Attributable to :
Owners of CGG SA	$(1,074.4)	(118.1)
Owners of CGG SA (1)	€(958.8)	(86.7)
Non-controlling interests	$—	2.1
Weighted average number of shares outstanding	177,065,192	177,065,192
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	177,065,192	177,065,192
Net income (loss) per share
Basic	$(6.07)	(0.67)
Basic (1)	€(5.41)	(0.50)
Diluted	$(6.07)	(0.67)
Diluted (1)	€(5.41)	(0.50)

(1)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Nine months ended September 30,
	2015						2014 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equip ment	Elimi nationsand other	Conso lidated Total	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	483.0	—	723.0	305.9	—	1,511.9	816.2	—	894.4	478.6	—	2,189.2
Inter-segment revenues	18.1	—	—	28.9	(47.0)	—	30.8	—	—	104.4	(135.2)	—
Operating revenues	501.1	—	723.0	334.8	(47.0)	1,511.9	847.0	—	894.4	583.0	(135.2)	2,189.2
Depreciation and amortization (excluding multi-client surveys)	(613.2)	(13.7)	(558.4)	(31.2)	—	(1,216.5)	(243.9)	(12.6)	(156.1)	(55.1)	—	(467.7)
Depreciation and amortization of multi-client surveys	—	—	(177.4)	—	—	(177.4)	—	—	(283.5)	—	—	(283.5)
Operating income	(607.9)	(36.0)	(317.8)	25.8	(56.1)	(992.0)	(164.3)	(99.9)	146.9	87.3	(135.1)	(165.1)
Share of income in companies accounted for under equity method (1)	27.0	—	—	—	—	27.0	(37.0)	—	(2.9)	—	—	(39.9)
Earnings before interest and tax (2)	(580.9)	(36.0)	(317.8)	25.8	(56.1)	(965.0)	(201.3)	(99.9)	144.0	87.3	(135.1)	(205.0)
Capital expenditures (excluding multi-client surveys) (3)	58.2	—	26.3	16.6	11.7	112.8	170.7	—	4.3	47.9	16.3	239.2
Investments in multi-client surveys, net cash	—	—	218.4	—	—	218.4	—	—	482.1	—	—	482.1
Capital employed	0.8	—	2.6	0.7	—	4.1	1.5	(0.1)	3.8	0.8	—	6.0
Total identifiable assets	1.1	0.2	2.9	0.9	—	5.1	1.9	—	4.1	1.0	0.1	7.1

(1)	Share of operating results of companies accounted for under equity method were U.S.$34.1 million and U.S.$(31.9) million for the nine months ended September 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(2.0) million and U.S.$25.0 million, respectively, for the nine months ended September 30, 2015, compared to U.S.$131.1 million and U.S.$91.2 million, respectively, for the nine months ended September 30, 2014.

For the nine months ended September 30, 2015, Contractual Data Acquisition EBIT includes:

(i) U.S.$(365.0) million of marine goodwill depreciation;

(ii) U.S.$(110.0) million relating to impairment of marine equipment;

(iii) U.S.$(25.0) million relating to other intangible assets impairment;

For the nine months ended September 30, 2014, Contractual Data Acquisition EBIT included:

(i) U.S.$(107.0) million impairment of our investment in the SBGS JV accounted for under equity method;

(ii) U.S.$(26.2) million related to impairment of marine equipment;

(iii) and a net gain arising from the sale of 2% of Ardiseis FZCO amounting to U.S.$11.1 million.

For the nine months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(22.3) million related to the Marine Transformation Plan. For the nine months ended September 30, 2014, Non-Operated Resources EBIT included U.S.$(87.3) million related to the Marine Transformation Plan.

For the nine months ended September 30, 2015, GGR EBIT also included:

(i) U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii) U.S.$(11.2) impairment of intangibles assets.

For the nine months ended September 30, 2014, GGR EBIT included a U.S.$(36.7) million impairment of 2007-2009 Brazilian multi-client surveys.

For the nine months ended September 30, 2014, Equipment EBIT included a U.S.$(21.7) million impairment of intangible assets.

For the nine months ended September 30, 2015, “eliminations and other” includes U.S.$(27.0) million of general corporate expenses and U.S.$(29.1) million of intra-group margin. For the nine months ended September 30, 2014, “eliminations and other” included U.S.$(43.5) million of general corporate expenses and U.S.$(91.6) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(29.1) million and U.S.$(43.0) million for the nine months ended September 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

	Three months ended September 30,
	2015						2014 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqu isition	Non Operated Resources	GGR	Equip ment	Elimi nations and other	Conso lidated Total	Contrac tual Data Acqui sition	Non Operated Resources	GGR	Equi pment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	147.7	—	226.6	95.5	—	469.8	222.3	—	304.7	166.9	—	693.9
Inter-segment revenues	4.5	—	—	7.3	(11.8)	—	12.9	—	—	13.5	(26.4)	—
Operating revenues	152.2	—	226.6	102.8	(11.8)	469.8	235.2	—	304.7	180.4	(26.4)	693.9
Depreciation and amortization (excluding multi-client surveys)	(537.3)	(4.6)	(483.7)	(10.4)	—	(1,036.0)	(90.5)	(3.8)	(50.1)	(11.9)	—	(156.3)
Depreciation and amortization of multi-client surveys	—	—	(51.2)	—	—	(51.2)	—	—	(88.9)	—	—	(88.9)
Operating income	(529.1)	(10.3)	(409.9)	4.9	(18.7)	(963.1)	(70.3)	(8.2)	69.7	29.3	(34.2)	(13.7)
Share of income in companies accounted for under equity method (1)	10.8	—	—	—	—	10.8	(8.7)	—	(1.5)	—	—	(10.2)
Earnings before interest and tax (2)	(518.3)	(10.3)	(409.9)	4.9	(18.7)	(952.3)	(79.0)	(8.2)	68.2	29.3	(34.2)	(23.9)
Capital expenditures (excluding multi-client surveys) (3)	14.5	—	7.5	4.6	3.6	30.2	26.8	—	9.7	9.8	4.5	50.8
Investments in multi-client surveys, net cash	—	—	68.0	—	—	68.0	—	—	151.1	—	—	151.1

(1)	Share of operating results of companies accounted for under equity method were U.S.$11.8 million and U.S.$(5.7) million for the three months ended September 30, 2015 and 2014, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$4.3 million and U.S.$15.1 million, respectively, for the three months ended September 30, 2015, compared to U.S.$50.7 million and U.S.$40.5 million, respectively, for the three months ended September 30, 2014.

For the three months ended September 30, 2015, Contractual Data Acquisition EBIT includes:

(i) U.S.$(365.0) million of marine goodwill depreciation;

(ii) U.S.$(110.0) million relating to impairment of marine equipment;

(iii) U.S.$(25.0) million relating to other intangible assets impairment;

For the three months ended September 30, 2014, Contractual Data Acquisition EBIT included U.S.$(55.0) million impairment of our investment in the SBGS JV (Seabed Geosolutions BV) accounted for under equity method;

For the three months ended September 30, 2015, Non-Operated Resources EBIT included U.S.$(5.7) million related to the Marine Transformation Plan. For the three months ended September 30, 2014, Non-Operated Resources EBIT included U.S.$(4.4) million related to the Marine Transformation Plan.

For the three months ended September 30, 2015, GGR EBIT also included

(i) U.S.$(438.8) related to GGR CGUs goodwill depreciation,

(ii) U.S.$(11.2) impairment of intangibles assets.

For the three months ended September 30, 2015, “eliminations and other” includes U.S.$(9.4) million of general corporate expenses and U.S.$(9.3) million of intra-group margin. For the three months ended September 30, 2014, “eliminations and other” included U.S.$(12.4) million of general corporate expenses and U.S.$(21.8) million of intra-group margin.

(3)	Capital expenditures include capitalized development costs of U.S.$(7.6) million and U.S.$(12.0) million for the three months ended September 30, 2015 and 2014, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2015	2014
OPERATING
Net income (loss)	(1,189.8)	(479.6)
Depreciation and amortization	1,216.5	467.7
Multi-client surveys depreciation and amortization	177.4	283.5
Depreciation and amortization capitalized to multi-client surveys	(61.7)	(106.0)
Variance on provisions	(55.5)	56.8
Stock based compensation expenses	1.5	6.4
Net gain (loss) on disposal of fixed assets	(0.8)	(5.2)
Equity income (loss) of investees	(27.0)	39.9
Dividends received from affiliates	5.1	30.7
Other non-cash items	(7.3)	46.7
Net cash including net cost of financial debt and income tax	58.4	340.9
Add back net cost of financial debt	133.4	154.8
Add back income tax expense	81.9	70.6
Net cash excluding net cost of financial debt and income tax	273.7	566.3
Income tax paid	(17.7)	(32.9)
Net cash before changes in working capital	256.0	533.4
- change in trade accounts and notes receivable	171.0	105.7
- change in inventories and work-in-progress	27.8	39.6
- change in other current assets	47.0	(3.8)
- change in trade accounts and notes payable	(137.3)	(86.0)
- change in other current liabilities	(86.5)	(84.2)
Impact of changes in exchange rate on financial items	12.0	12.1
Net cash provided by operating activities	290.0	516.8
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(112.8)	(239.2)
Investment in multi-client surveys, net cash	(218.4)	(482.1)
Proceeds from disposals of tangible and intangible assets	9.7	4.3
Total net proceeds from financial assets	4.4	1.2
Acquisition of investments, net of cash and cash equivalents acquired	(19.3)	(8.1)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(21.6)	(4.0)
Variation in subsidies for capital expenditures	(0.6)	—
Variation in other non-current financial assets	3.1	(1.8)
Net cash used in investing activities	(355.5)	(729.7)
FINANCING
Repayment of long-term debts	(222.1)	(1,148.7)
Total issuance of long-term debts	396.3	1,251.8
Lease repayments	(6.1)	(6.6)
Change in short-term loans	(1.9)	(2.3)
Financial expenses paid	(101.4)	(89.1)
Net proceeds from capital increase
- from shareholders	—	0.1
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	(7.5)	(35.5)
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	57.3	(30.3)
Effects of exchange rates on cash	(15.5)	(4.8)
Impact of changes in consolidation scope	—	(30.0)
Net increase (decrease) in cash and cash equivalents	(23.7)	(278.0)
Cash and cash equivalents at beginning of year	359.1	530.0

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 5th, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO